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                                                                     EXHIBIT 9.1

VERITY ACQUIRES KEYVIEW BUSINESS UNIT FROM FTP SOFTWARE, INC.

Sale of Product Line Now Complete


SUNNYVALE, Calif and ANDOVER, Mass, June 3, 1997 - Verity, Inc. (Nasdaq:VRTY) and FTP Software, Inc. (Nasdaq: FTPS) today announced that they have completed the sale of FTP Software's KEYview business unit to Verity, Inc. for approximately $1.5 million in cash. The sale was consistent with FTP Software's September 1996 statement that it would focus on products and technologies that support its new VIP Network(TM) strategy and spin off unrelated product lines.

KEYview will operate under the Verity, Inc. name as a separate business unit. The business unit will continue to develop the KEYview product line and be based in Calgary, Canada.

"Completing the sale of the KEYview business unit enables us to increase our focus on our core competencies and continue to deliver on our VIP Network strategy," stated Glenn Hazard, chairman and president of FTP Software.

"Verity will replace Inso's QuickView technology in its SEARCH'97 product line and will offer KEYview products as a more complete viewing solution for OEMs and end users," said Philippe Courtot, chairman and CEO.

KEYview and KEYview Pro are leading utilities that allow users to view, convert, compress and secure most file types - whether encountered on the Internet, corporate Intranets, received as e-mail attachments or found on a hard drive or network. KEYview can be used as a stand-alone application, integrated with e-mail or groupware applications or act as a plug-in to web browsers.




About FTP Software, Inc.

FTP Software, Inc. provides manageable and secure infrastructure software products, along with essential applications and services, that allow customers to create VIP Networks(TM). Based on the premise that organizations manage people and their access privileges, the VIP Network enables customers to extend their network beyond traditional boundaries in a secure and manageable manner to encompass employees or associates anywhere, and to build enterprises to enable electronic commerce and virtual workgroups. FTP



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Software and its subsidiaries have a combined 17 years of leadership in developing and integrating business applications over TCP/IP networks. FTP Software (Nasdaq: FTPS) may be contacted at (508) 685-3300 or at http://www.ftp.com.



About Verity

Verity, Inc. was founded in April 1988 and is headquartered in Sunnyvale, Calif. Verity develops and markets software tools and applications for searching, retrieving and filtering information across the Internet, enterprise and CD-ROMs. Verity's products have been licensed to corporations, government agencies, on-line service providers, Internet publishers and developers worldwide. Verity partners include Adobe Systems, AT&T, C/Net, Cisco, Compaq, Dow Jones, Financial Times, Individual Inc., Informix, NEC, Lotus Development Corp., Netscape Communications, PC DOCS, SAP, SCO, Siemens Nixdorf, Sybase, Tandem and Times-Mirror Pathfinder.

This document contains forward-looking statements relating to Verity's expected acquisition of KEYview and Verity's SEARCH'97 products and the KEYview products under development, including the expected features and performance and estimated dates of commercial availability. Such statements are based on expectations and assumptions that involve a number of uncertainties and risks that could cause actual results to differ materially from those discussed in the forward-looking statements. The proposed acquisition is subject to the execution of certain related agreements and customary closing conditions. Also, there are risks associated with Verity's integration of the operations, technologies and products and the related diversion of management's attention from other business concerns; the rapidly evolving markets for the company's products and uncertainties regarding the development of those markets; intensive competition in the markets in which Verity currently competes and plans to compete, and dependence on key personnel. The successful development and release dates for the SEARCH'97 and KEYview products are subject to potential delay and other risks inherent in software development, and there is no assurance that the products will achieve market acceptance. Other risks associated with Verity's business are as set forth in Verity's Form 10-K and Form 10-Q's as filed with the Securities and Exchange Commission.



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For more information contact Verity at info@verity.com or at the World Wide Web site http://www.verity.com/ or by calling 408-541-1500

Verity and KEYview are trademarks of Verity, Inc. in the United States and other countries. FTP Software is a registered trademark and VIP Network is a trademark of FTP Software, Inc. Other trademarks and registered trademarks are the property of their respective holders.

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